Bible Smugglers

IMPACT CULTURE THROUGH INVESTING IN THE FIRST MOVIE ABOUT BIBLE SMUGGLING

BIBLESMUGGLERSMOVIE.COM SAN ANTONIO TEXAS


BIBLE SMUGGLERS
BIBLE SMUGGLERS
BIBLE SMUGGLERS
BIBLE SMUGGLERS
BIBLE SMUGGLERS

I want to partner with people who want to invest in making the Bible better known and showing that freedom is the best way vs socialism. You and I will make a great movie that makes a ton of money for the investors and also does a positive spiritual work in the hearts and minds of our audience.

Nathan VonMinden Managing member @ Bible Smugglers

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Why you may want to support us...

1. Match your investments to your values
2. You will impact culture through film. Helping people grow closer to God and His Word.
3. We have distribution and marketing that we hope will make Bible Smugglers a world wide success.
4. The conservative /family /christian /action film market has been radically expanding and reaching millions who would never go to church.
5. When the film profits, real Bibles will get delivered to real people who want them.
6. Founded by filmmaker Nathan VonMinden. Every film has made more than it cost.
7. When the movie makes money, you make money

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Nathan VonMinden
Managing member
All of my films have made money; UGANDA MAN (2011) - Budget $5K - Earned over $250,000 THE CHALLENGER DISASTER (2019) - Budget $190K - Earned over $500,000 My marketing agency consistently reaches the right audiences.

Keith Rushing
Managing Member

Why people love us

"People need hope and that's what this group set out to give. It's sad that there is so much opposition to the Bible but it brings great joy to see others not hindered by it."
Jason Leschitz
First Baptist Church Daytona Beach Student Pastor

"A dangerous journey of faith, sacrifice and love—for the sake of Christ and His gospel. This depiction of the effort to smuggle Bibles into China is challenging. It offers a worthy risk for the man of God ... and intensifying as the nations are brought to life in Christ through the spread of the Word of God to unreached places."
Steve Henderson
Lead Pastor Munich International Community Church (since 1999)

"This film is a vivid reminder that the gospel is a dangerous business. The story we find in Bible Smugglers draws us out of our small, and often safe boundaries to consider what it would be like to lay everything on the table to spread God's word."
Austin Jaquith
Associate Professor of Theory and Composition, Cedarville University

"This type of story can be very challenging and encouraging to the church."
Joe Lacognata
Fire department chaplain Ocala, FL.

See more on Buzz

Some of our investors

Keith Rushing

Downloads

Bible Smugglers Pitch Deck.pdf

One of the most illegal smuggling jobs in history, for all the right reasons.

1 crew - 1 night - 1 delivery - 1 million Bibles

The true story of tugboat captain Bill Tinsley and the underground Chinese church who smuggled 1 million Bibles into communist China in 1981.


BIBLE SMUGGLERS


MY NAME IS
NATHAN VONMIDEN

Nathan is the Writer and Director of 2 successful films:

UGANDA MAN (2011). With a budget of $5K, the film earned over $250,000 to eradicate the water crisis in Rushere Uganda helping to save thousands of lives.


Uganda Man Movie Trailer
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THE CHALLENGER DISASTER (2019). With a budget of $175K, the film grossed over $400,000 and helped inspired many people in public service where human life hangs in the balance.


DEAN CAIN GLENN MORSHOWER ERIC HANSON LES MILES CAMERON ARNETT
THE CHALLENGER DISASTER
THE UNTOLD TRUE STORY
iTunes
amazon


The Challenger Disaster TRAILER 2019
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OFFICIAL TRAILER
HD

<u>DISTRIBUTION STRATEGY</u>

THEATRICAL:

State to state rolling theatrical release.

We will release the film in theaters and run marketing to drive ticket sales. Like big budget films do with a world wide release, releasing in 1 country and then the next. We will release the film state by state in larger cities where we can make sure our marketing budget is creating a profit. Starting in Texas we will release the film in Houston, Dallas, Austin, and San Antonio. We will use paid social media ads, which is what my marketing agency does, to sell tickets. We will then scale to other states where the content will thrive, Florida, California, etc.

This will take at least 90 days. The more profitable the theatrical, the more time we will put into scaling.

VOD (VIDEO ON DEMAND) :

iTUnes

Amazon Direct

We will also release the film on iTunes and Amazon and run marketing to drive purchases (no rentals yet). With our other film The Challenger Disaster Amazon and iTunes were our best sellers and even then Amazon out performed our expectations. with about $20K for marketing we were able to drive $250K in sales. Once we release the film for about 90 days.

<u>HOW WE MAKE MONEY</u>

4 step process

1) The film is produced, marketed and released

2) People pay to watch the film

3) Money flows back to the production company

3) You get paid Quarterly

When Do You Make Money

- The funds are raised
- 3 months of Pre-Production
- 45 days of filming
- The trailer is edited
- Marketing begins


INTENDED SCHEDULE
DECEMBER
JANUARY 2020
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
JANUARY 2021
FEBRUARY
Fundraising
Preproduction
Production
Post Production
Release
Casting and Crew
Storyboarding
Locations
Shooting
Editing
VFX
Music
Sound Mix
Theatrical
Marketing

What You Get


BIBLES DELIVERED + PERKS

- When you generously give any amount we have some awesome perks but these are the 2 we are most excited about.
  - 5% of everything we raise today goes to delivering Bibles to people who need them through organizations we trust.
  - 25% of everything the movie makes when its release will go to deliver more Bibles
- Perks for contributing;
  - The MOVIE
  - Bonus Features
  - Invitation to the Premiere
  - T-shirts
  - Signed Posters
  - Signed Scripts
  - Personal messages from the set
  - A personal Q&A with the cast and crew
  - BE IN THE MOVIE!
  - IMDB credits as a Producer.
  - The EXCLUSIVE Facebook Group where you can watch the daily BIBLE SMUGGLERS show of making the film.

If the film is not made then all of the funds will be returned.

The Impact

The Impact

The Bible is not allowed in many places around the world RIGHT NOW. The 10-40 Window is a term used for location between 10 and 40 degrees north of the equator where it is generally dangerous, illegal or impossible to own a Bible.


The 10/40 Window

The internet is highly monitored and the Bible is not available like it is here. You cannot go into a store to buy one and you cannot download one. For example, China has banned websites that are common to us including Facebook, Google, Youtube, WhatsApp, etc.

When you contribute, 2 things happen:

We shine a light onto this crisis worldwide.
Real Bibles get delivered to real people.

1. Together we will shine a light on this crisis of religious persecution. I have talked with many of our persecuted brothers and sisters and it means a lot to them that people are aware of their story and that they are not invisible. You and I know there's nothing worse than feeling alone when you are going through something.

2. Real Bibles will get delivered to real people through Bible Smuggling organizations we work with. These are secret organizations that use modern methods to get Bibles to people who desperately want them and need them.

Why This Story

If you champion the Bible and the underground persecuted church then this is the project for you.

"HERE AM I LORD, SEND ME." This is our attitude when it comes to this project and we want everyone who joins us to have the same. We want this to be the biggest film in the world, that reaches more people than we could ever imagine and makes more money that we thought possible to get Bibles to EVERYONE on planet earth that wants one, but isn't allowed to have one.

A story about WOMEN who put their faith into action. Mei-Ling and Lili are 2 women who lead millions who are a part of the Chinese underground church. They don't have access to Bibles so they request 1 million Bibles. Mei-Ling and Lili are in a cat and mouse game with the Chinese police (PSB) to try and include thousands of people in this mission but keep it a secret.

A story about MEN who step up. Captain Bill and his crew come from all over the world (US, Africa, Australia, Austria, Philippines, Canada, etc) to risk their lives to get the Chinese underground church the Bible's they need.

A story of ADVENTURE. You will see motorcycle chases, blind spies, storms at sea, life and death stakes, and real people pushing themselves to the limit to accomplish this impossible task. We have a NO CHEESE policy with Bible Smugglers. Characters and actions are motivated by their goals rather than us wanting to preach a message. Bible Smugglers is a non-preachy movie that will entertain the whole family while keeping the fun and excitement front and center.

A story of VALUES. This is your chance to support the film the shows, not tells, how important the Bible is. These real-life people were willing to risk their lives to help strangers. Captain Bill, his crew and the Chinese people are shining examples of how love motivated them to show up for other people. They were all selfless people who loved God and were willing to stand in the gap for their brothers and sisters in Christ.

Bible Smugglers Supporters

Glenn Gordon - Austin Ridge Bible Church: Associate Pastor


HOME
01:07

Keith Rushing - Ministry Leader / Film Producer


01:39

Eric Hanson- Actor / Film Producer


03:47

Tony Ward- Southcrest Baptist Church: Associate Pastor


01:13

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a film production company focused on making money with movies by creating content that inspires people. We focus on stories of love, freedom and doing what's right in overwhelming odds. We have created 2 highly profitable films, UGANDA MAN (2011) and THE CHALLENGER DISASTER (2019). We also focus on releasing and marketing our films to keep profits in-house for our team and investors.

Where will your company be in 5 years?

Our vision is to create 3 movies and bring them to market starting with Bible Smugglers. Our other 2 films are a Christmas stop motion action family comedy film called STEAL THE NAUGHTY LIST and a movie based on the NYT best-selling book MURDER BY FAMILY by Kent Whitaker. We want to create a robust repeatable system for bringing these kinds of film to market and raising the funds from the profits of one film to create the next.

Why did you choose this idea?

I want to partner with people who want to invest in making the Bible better known and showing that freedom is the best way vs socialism. You and I will make a great movie that makes a ton of money for the investors and also does a positive spiritual work in the hearts and minds of our audience.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The conservative entertainment market is woefully underserved for the demand that exists. Most of us are tired of seeing Bible-thumping villains on the big screen or being forced to root for antiheroes. People will spend billions at the movies to see heroes of freedom that they can take their families too. I recently spent a small fortune to take my wife and 6 kids to see one of the few movies all of us can enjoy in the theater this year. Bible Smugglers will explode if it is made properly and marketed properly which both depends on the film getting funded.

How far along are you? What's your biggest obstacle?

We have a completed all of the assets needed to make a financially viable movie:
- A marketing plan for when the film is completed. We do this first to make sure our film fits our audience's tastes.
- A real-world budget
- A preproduction schedule (3 months)
- A shooting schedule (45 days)
- A post-production schedule (3 months)
- And most importantly a killer script.
Our biggest obstacle is connecting with other passionate people who want to see a film like this come into reality.

Who competes with you? What do you understand that they don't?

Most movies that have to do with faith or the Bible are super cheesy and cheaply made. Our movies have proven to satisfy the Christian market and go beyond. The Challenger Disaster (2019) is not a movie about faith. It's a movie about the engineers who lead a desperate race against the clock to stop the launch the night before. Bible Smugglers is a movie about the real people who made mistakes, and who were very flawed human beings. We are experts in making our movies look bigger than they are. We made a period film set in the 80s about a defining American moment on a budget that most films spend on their catering. We have the right people on the team with a script that appeals to our audience and we have a marketing plan to make money.

How will you make money?

We will make money 4 ways; 1) Our goal is to do a rolling state to state theatrical release starting in Texas, Florida, California, then other territories (much like the way big studios do a world wide release). 2) We hope to release the film world wide, some theaters and VOD. The film is designed to appeal to international audiences. 3) We then plan to release the film digitally on Transactional Video On Demand platforms through aggregators to iTunes, Amazon, etc. 4) Our marketing plan is based on our real world experience. Our most recent release THE CHALLENGER DISASTER every $30,000 we spent on FB marketing we made $300,000 (this cannot be guaranteed). For Bible Smugglers the audience is bigger and cheaper to market to on Facebook.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The 3 biggest risks to any film are 1) THE BUDGET 2) THE MIDDLE MEN and 3) THE MARKETING PLAN.
THE BUDGET - You have to spend enough money to make a quality movie but not so much that you can't make money back. Our budget is a real world budget that will create a stunning film. THE MIDDLE MEN - Filmmakers use too many middle men who take too high a percentage to get their film to market. Filmmakers do this because they want to get bought out so they don't have to market the film and engage the audience directly. THE MARKETING PLAN - Filmmakers also spend too little money on marketing to their proposed audience. We are able to see a return because we test multiple, trailers, posters, behind the scenes material etc.